UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ArcelorMittal

(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-35788	Not applicable

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

24-26, boulevard d’Avranches L-1160 Luxembourg Grand Duchy of Luxembourg

(Address of principal executive offices)

Marc Jeske, Esq.

ArcelorMittal USA LLC

1 South Dearborn Street, 19th Floor

Chicago, IL 60603-9888

United States

Telephone: 1-312-899-3400

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01: Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

ArcelorMittal (together with its consolidated subsidiaries, “ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company. ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes, as well as pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

Only a very limited number of the Company’s approximately 2,000 steel products contain 3TGs, and the only 3TGs included in the Company’s steel products are tin and tungsten. These 3TGs are necessary to the functionality or production of those products (collectively, the “covered products”). ArcelorMittal does not directly purchase 3TGs, nor does it have any direct relationship with any mines or smelters that process these minerals.

As specified under Rule 13p-1, ArcelorMittal conducted in good faith a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any of the necessary 3TGs contained in its products originated in the covered countries or were from recycled or scrap sources. ArcelorMittal based its RCOI on the principles set forth in the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In conducting the RCOI, ArcelorMittal required its 2014 suppliers of materials for covered products to complete a detailed questionnaire, using the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative, concerning their manufacturing practices and the materials they supply to ArcelorMittal. All of the Company’s 2014 suppliers of materials for covered products that completed the questionnaire (over 90% of the Company’s suppliers) informed ArcelorMittal that none of the 3TGs contained in materials supplied to ArcelorMittal were sourced from any covered countries. A few of the Company’s suppliers were unable to complete the questionnaire, and for those suppliers, the Company conducted additional due diligence to identify the smelters that provided the 3TGs contained in the materials supplied to the Company.

Based on the RCOI, ArcelorMittal has no reason to believe that any of the necessary 3TGs contained in the covered products originated in the covered countries, and determined that some of its necessary 3TGs came from recycled or scrap sources. The information in this Form SD also is publicly available on the Company’s website at www.arcelormittal.com under “Sustainability”.

Item 1.02: Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01: Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ArcelorMittal (Registrant)
By:	/s/ Simon Evans	Date: May 20, 2015
Name: Simon Evans
Title: Group General Counsel

By:	/s/ Henk Scheffer	Date: May 20, 2015
Name: Henk Scheffer
Title: Company Secretary

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